# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Trust Exchange-Traded Fund VIII, CIK 0001667919
CUSIP: 33740F656
Title of class of securities: FT Vest International Equity Moderate Buffer ETF - December
Address of issuer's principal executive offices: 120 East Liberty Drive, Suite 400, Wheaton, Illinois (IL), 60187
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001445546-21-002430
Filed by CIK 0001184765

## Reporting persons
- First Trust Portfolios L.P.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 119,381; aggregate amount beneficially owned 552,634 (18.42% of the class)
- First Trust Advisors L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 433,253; sole dispositive power 0; shared dispositive power 552,634; aggregate amount beneficially owned 552,634 (18.42% of the class)
- The Charger Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 433,253; sole dispositive power 0; shared dispositive power 552,634; aggregate amount beneficially owned 552,634 (18.42% of the class)

## Item 1. Issuer
Name of issuer: First Trust Exchange-Traded Fund VIII
Address of issuer's principal executive offices: Attn: Legal Department, 120 East Liberty Drive, Suite 400, Wheaton, IL 60187, USA

## Item 2. Person Filing
Name of person filing:
First Trust Portfolios L.P.
First Trust Advisors L.P.
The Charger Corporation
Address of principal business office or, if none, residence: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187
Citizenship: Illinois, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 552,634
Percent of class: 18.42
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 433,253
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 552,634

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule 13G filing is jointly filed by The Charger Corporation, First Trust Portfolios L.P. and First Trust Advisors L.P. pursuant to Rule 13d-1(k)(1). The Charger Corporation is the General Partner of both First Trust Portfolios L.P. and First Trust Advisors L.P. First Trust Portfolios L.P. acts as sponsor of certain unit investment trusts which hold shares of the issuer. The total number of shares of the issuer held by these unit investment trusts is set forth in Row (8) above with respect to First Trust Portfolios L.P. No individual unit investment trust sponsored by First Trust Portfolios L.P. holds more than 3% of any registered investment company issuer's shares. First Trust Advisors L.P., an affiliate of First Trust Portfolios L.P., acts as portfolio supervisor of the unit investment trusts sponsored by First Trust Portfolios L.P., certain of which hold shares of the issuer. Neither First Trust Portfolios L.P., First Trust Advisors L.P. nor The Charger Corporation have the power to vote the shares of the issuer held by these unit investment trusts sponsored by First Trust Portfolios L.P. These shares are voted by the trustee of such unit investment trusts so as to insure that the shares are ordinarily voted as closely as possible in the same manner and in the same general proportion as are the shares held by owners other than such unit investment trusts. Subject to the requirements of Rule 12d1-4 under the Investment Company Act of 1940 and as further explained in the Standard Terms and Conditions of Trust and related Trust Agreements of the unit investment trusts, First Trust Portfolios L.P., on behalf of the unit investment trusts, may enter into an agreement with a deposited fund which may permit the shares of such fund to be voted in the best interest of unit holders at the discretion of First Trust Portfolios L.P. The difference, if any, between the aggregate amount of shares beneficially owned by each reporting person, as set forth in Row (9) above, and the number of shares of the issuer held by the unit investment trusts sponsored by First Trust Portfolios L.P. represents shares of the issuer which are either held in other registered investment companies, pooled investment vehicles and/or separately managed accounts for which First Trust Advisors L.P. serves as investment advisor and/or investment sub-advisor. Each of First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation disclaims beneficial ownership of the shares of the issuer identified in this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 6.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Please see Exhibit 99.1 for Joint Filing Agreement

## Signatures
- First Trust Portfolios L.P.: /s/ James M. Dykas, James M. Dykas, Chief Financial Officer (10/07/2025)
- First Trust Advisors L.P.: /s/ James M. Dykas, James M. Dykas, Chief Financial Officer (10/07/2025)
- The Charger Corporation: /s/ James M. Dykas, James M. Dykas, Chief Financial Officer and Treasurer (10/07/2025)